Exhibit 1

[LAMPE, CONWAY & CO. LLC LETTERHEAD]

May 11, 2005

Mr. James L. Moody, Jr.
Chairman of the Board
Pathmark Stores, Inc.
200 Milik Street
Carteret, New Jersey 07008

Dear Mr. Moody:

As you are aware, we are one of the largest shareholders of Pathmark Stores, Inc. (the “Company”) with a 6.7% ownership stake. We (along with our legal and financial advisors) recently had a chance to review in detail the proxy statement (the “Proxy Statement”) that was filed by the Company with the Securities and Exchange Commission on May 6, 2005 in connection with the transaction (the “Transaction”) contemplated by the Securities Purchase Agreement, dated as of March 23, 2005, among Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P., Yucaipa American Alliance (Parallel) Fund I, L.P., The Yucaipa Companies LLC, and the Company.

We would like to be open-minded about the Transaction. However, in order to fully inform our decision, we would like to speak directly with the bidders referenced in the Proxy Statement about the nature of their proposals for acquiring the Company. Over the course of several days last week, we were eventually able to speak with both Eileen Scott, the Company’s chief executive officer, and Marc Strassler, the Company’s general counsel, and were told that we could not speak with the bidders. We are appealing directly to you to ask that the bidders be released from any confidentiality obligations to the extent necessary to facilitate such a discussion with us and other shareholders of the Company under the auspices of the Company’s board.

We look forward to working with you to find a constructive solution to the problems raised in this letter. Please call me at your convenience to discuss.

Sincerely,

LAMPE, CONWAY & CO. LLC

By:

Name:	Richard F. Conway
Title:	Managing Member